SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of February, 2021

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

ANNOUNCEMENT OF TRANSACTION WITH RELATED PARTY

CENTRAIS ELÉTRICAS BRASILEIRAS S/A CNPJ: 00.001.180/0001-26 | NIRE: 533.0000085-9 OPEN COMPANY

Centrais Elétricas Brasileiras S/A (“Company” or “Eletrobras”) (B3: ELET3, ELET5 & ELET6; NYSE: EBR & EBR.B; LATIBEX: XELT.O & XELT.B) hereby in compliance with Annex 30-XXXIII of CVM Instruction No. 552, dated October 9, 2014, hereby informs its shareholders and the market in general of the following related party transaction:

Related Party Names	Centrais Elétricas do Norte do Brasil S/A (“Eletronorte”), Furnas Centrais Elétricas S/A (“Furnas”), Companhia Hidro Elétrica do São Francisco S/A (“Chesf”) and Telecomunicações Brasileiras S/A (“Telebras”)
Issuer Relationships	Eletronorte, Furnas and Chesf are subsidiaries of Eletrobras, controlled by the Federal Government; Telebrás is controlled by the Federal Government.
Date of the transaction	02/11/2021(Eletronorte) and 02/12/2021(Furnas and Chesf)
Object of the Agreement	Third term of amendment to the contract for the assignment of use of the infrastructure for the transmission system for electricity and optical fibers, to be made available, and other covenants, whose object is the assignment of use, against payment, of the infrastructure of the transmission system. transmission of electricity, as well as optical fibers contained in OPGW (Optical Ground Wire) cables installed in transmission lines owned by Eletronorte, Chesf and Furnas.

This document may contain estimates and forecasts that are not statements of fact that occurred in the past but reflect our management beliefs and expectations and may constitute future events' forecasts and estimates under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "believe", "may", "estimate", "continue", "anticipate", "intend", "expect" and related words are intended to identify estimates that necessarily involve risks and uncertainties, known or unknown . Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and value of the Real, changes in volumes and the pattern of use of electricity by consumer, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric plants, our financing and capital investment plans, existing and future government regulations , and other risks described in our annual report and other documents filed with CVM and SEC. Estimates and forecasts refer only to the date they were expressed and we assume no obligation to update any of these estimates or forecasts due to the occurrence of new information or future events. Future results of the Company's operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding.

Main Terms and Conditions

Conditions Contract concluded:

Eletronorte

Contract Date: 02/16/2021 Term: 10 years

Amount: BRL 73.082.049,94 (Seventy-three million, eighty-two thousand, forty-nine reais and ninety-four cents)

Furnas

Contract Date: 02/12/2021 Term: 10 years

Amount: BRL 88.443.673,60 (Eighty-eight million, four hundred and forty-three thousand, six hundred and seventy-three reais and sixty cents)

Chesf

Contract Date: 02/12/2021 Term: 10 years

Amount: BRL 66.027.770,40 (Sixty-six million, twenty-seven thousand, seven hundred and seventy reais and forty cents)

Detailed justification of the reasons why the Company's Management considers that the transaction observed commutative conditions or provides for adequate compensatory payment

In order to sign the original contracts, a study of values practiced in the market at the time was carried out. The Additive Terms signed consider updating the values by the IGP-M index. As a reference for the purpose of evaluating the current conditions for commuting these contracts, the Benchmark Market Study prepared recently was considered, which proves the adherence of the contractual values to those practiced by the market.

In addition, the third Addendum seeks to comply with Paragraph 5 of Article 12 of Decree No. 9,612, of 12/17/2018, which provides for public telecommunications policies, and replaces, for all legal purposes, the National Program for Broadband and the Intelligent Brazil Program.

Eventual participation of the counterparty, its partners or administrators in the decision process of the issuer's subsidiary regarding the transaction or the negotiation of the transaction as representatives of the Company, describing these interests.	There was no participation of Telebras, nor of its partners or administrators in the Companies' decision-making process regarding the negotiation and execution of these Addendum Terms.

Rio de Janeiro, February 26, 2021.

Elvira Cavalcanti Presta

CFO and Investor Relations Officer

This document may contain estimates and forecasts that are not statements of fact that occurred in the past but reflect our management beliefs and expectations and may constitute future events' forecasts and estimates under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "believe", "may", "estimate", "continue", "anticipate", "intend", "expect" and related words are intended to identify estimates that necessarily involve risks and uncertainties, known or unknown . Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and value of the Real, changes in volumes and the pattern of use of electricity by consumer, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric plants, our financing and capital investment plans, existing and future government regulations , and other risks described in our annual report and other documents filed with CVM and SEC. Estimates and forecasts refer only to the date they were expressed and we assume no obligation to update any of these estimates or forecasts due to the occurrence of new information or future events. Future results of the Company's operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 26, 2021

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.